Exhibit 99.3

00VY2B Security Class Holder Account Number 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold Form of Proxy - Annual Meeting of Shareholders of Progressive Waste Solutions Ltd. to be held on May 8, 2012 This Form of Proxy is solicited by and on behalf of the Directors of Progressive Waste Solutions Ltd. (the “Corporation”) . • Smart Phone? Scan the barcode to the right to cast your proxy now! VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Telephone . If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the Notice of Meeting and Management Information Circular. Proxies submitted must be received by 2:00 p.m., Eastern Time, on May 4, 2012 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting. Notes to proxy

Appointment of Proxyholder

I/We, being Shareholder(s) of Progressive Waste Solutions Ltd. hereby appoint: Joseph Quarin or failing this person, James Forese

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Progressive Waste Solutions Ltd. to be held at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario M5X 1C1 on Tuesday, May 8, 2012 at 2:00 p.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For | Withhold

1. Appointment of Auditor

Appointment of Deloitte & Touche LLP Independent Registered Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix the remuneration of the auditors. ☐ ☐

Fold

2. Election of Directors of Progressive Waste Solutions Ltd.

	For	Withhold		For	Withhold		For	Withhold
01. Michael G. DeGroote	☐	☐	02. Michael H. DeGroote	☐	☐	03. John T. Dillon	☐	☐
04. James J. Forese	☐	☐	05. Jeffrey L. Keefer	☐	☐	06. Douglas W. Knight	☐	☐
07. Daniel R. Milliard	☐	☐	08. Joseph D. Quarin	☐	☐			

For | Against

3. Resolution

Confirmation of Amendments to By-law No. 1 as set out in the Notice of Meeting and Management Information Circular. ☐ ☐

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

042385 AR0 BSDQ

00VY3A

. 00VY6B Security Class 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold Intermediary Voting Instruction Form ("VIF") - Annual Meeting of Shareholders of Progressive Waste Solutions Ltd. to be held on May 8, 2012 NON-REGISTERED (BENEFICIAL) SHAREHOLDERS Holder Account Number VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. 1-866-734-VOTE (8683) Toll Free To Vote Using the Telephone . If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER • Smart Phone? Scan the barcode to the right to cast your proxy now! 1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions. 2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly. 3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse). 4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you. 6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting. 7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof. 8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt. 9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf. 10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. 11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account. 12. This VIF should be read in conjunction with the accompanying documentation provided by Management. VIFs submitted must be received by 2:00 p.m., Eastern Time, on May 4, 2012 or, if the Meeting is adjourned, 48 hours (excluding weekends and holidays) before any reconvened meeting.

+ +

Appointee(s)

I/We, being Shareholder(s) of Progressive Waste Solutions Ltd. hereby appoint: Joseph Quarin or failing this person, James Forese

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

☐

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual Meeting of Progressive Waste Solutions Ltd. to be held at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario M5X 1C1 on Tuesday, May 8, 2012 at 2:00 p.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Appointment of Auditor Appointment of Deloitte & Touche LLP Independent Registered Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix the remuneration of the auditors.	☐	☐

Fold

2. Election of Directors of Progressive Waste Solutions Ltd.

	For	Withhold		For	Withhold		For	Withhold
01. Michael G. DeGroote	☐	☐	02. Michael H. DeGroote	☐	☐	03. John T. Dillon	☐	☐
04. James J. Forese	☐	☐	05. Jeffrey L. Keefer	☐	☐	06. Douglas W. Knight	☐	☐
07. Daniel R. Milliard	☐	☐	08. Joseph D. Quarin	☐	☐			

	For	Against
3. Resolution Confirmation of Amendments to By-law No. 1 as set out in the Notice of Meeting and Management Information Circular.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s) ☐

Date DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

042385 AR0 BSDQ +

00VY7B